What a difference water makes


10011447

CONNECTICUT WATER

2009 ANNUAL REPORT


Received SEC
APR 0 9 2010
Washington, DC 20549



Our families' health and safety are directly linked to the availability of a safe, reliable water supply.

Whether it's needed for drinking, cooking, bathing, sanitation, or fighting fires, we provide a service that is essential to our standard of living and safeguards our lives and property.

There is no substitute for an abundant supply of clean, safe water – it's a unique obligation that we embrace.

Our people commit themselves to delivering water and service that exceeds our customers' expectations.

The commitment of our people to serve their communities also extends beyond their "day job."

Many are involved in serving their local communities, including Todd and Don (pictured at right), who are among several of our employees volunteering as emergency responders.




61
DANIELSON
ESSEX
FIRE / RESCUE
SCHUMACHER

What a difference water makes in our *Lives*



Communities thrive on a reliable supply of clean, safe water from a public water system.

Our water enables economic development, commerce, and job creation in the communities we serve, which creates opportunities and grows the local tax base.

In 2009, we invested more than $27 million in our infrastructure, much of it spent on the replacement of aged, undersized, or unreliable water pipe.

Our infrastructure investments also created jobs.

Nearly 160 construction and support jobs were created by this work in our service towns, according to the Connecticut Department of Community and Economic Development.

Our investment in communities makes a difference today and for future generations.

Pictured below is a farmers' market in the center of Chester, Connecticut – an area served by Connecticut Water.





What a difference water makes in our Communities



Around the world nearly 888 million people lack access to safe, clean drinking water, and another 2.5 billion are without adequate sanitation facilities – that's according to Water For People (WFP), a non-profit organization.

WFP helps people in developing countries improve their quality of life by supporting the development of locally sustainable drinking water resources, sanitation facilities, and health and hygiene education programs.

We understand the importance of water and support WFP in its mission.

Our employee Heather traveled to Malawi, Africa, in 2009 as part of a WFP project.

She visited villages where new wells had been installed to provide safe water, and also visited other villages that were waiting for a safe water supply.

She knows first-hand how safe water changes people's lives.

More information on Water For People is available at www.WaterForPeople.org.

That's Heather (pictured below) with Malawian children holding their water cups.





What a difference water makes in our World



We are committed to ensuring that water will continue to make a difference in communities and the lives of people for generations.

We do that through leadership that focuses on sustainable outcomes.

Providing clean, safe water and responsive service – that is the cornerstone of our business model.

Our core values rest on that cornerstone:

- Meet or exceed customers' expectations for water quality and service;
- Be a good steward of the capital our shareholders entrust to us;
- Maintain a workplace environment based on honesty, trust, and respect, where achievement is rewarded; and
- Consider the impact our decisions will have on society, communities, the environment, and future generations.

Our Corporate Responsibility Committee (CRC), comprised of employees throughout our organization, reviews our policies, practices and procedures in areas having broad social, community, or environmental significance.

Sean, Cindy and Jim (pictured at right) are members of our CRC. The Committee's charter can be found at www.ctwater.com under the Stewardship tab.





Water makes all the difference Today

Dear Shareholders,

It was my privilege to lead Connecticut Water in 2009, which proved to be another successful year. Our strategy of focusing on infrastructure investment and recovery, acquisitions, and service offerings served us well. Although the weather worked against our core water business, our contract services business performed well, and we began to recover infrastructure investments under an innovative water infrastructure investment program. We also completed two acquisitions and real estate transactions. The result for the year was a solid gain in net income.

2009 Financial Results

Net income increased to $10.2 million from $9.4 million, or 8.4%, in 2008. Basic earnings per share increased to $1.20 from $1.12, or 7.1%. There were two main contributors to the improved earnings: the sale of a conservation easement to the town of Windsor Locks that contributed $1.4 million; and a $139,000 increase in earnings for the services business.

Operating revenues for the year totaled $59.4 million, a 3.1% decrease from $61.3 million in 2008. The decline in revenues was partially due to an unusually cool, wet summer in 2009. In fact, while we do not have a significant level of sales driven by summer lawn sprinkling among our residential customers, last year we recorded virtually no summer irrigation load at all. Additionally, we believe that conservation efforts and water efficiency gains among all classes of customers also contributed to lower sales. Overall, water sales declined by 6.7%. We have always promoted the wise use of water, as it results in a more sustainable system overall. Sustainability will continue to be of vital importance to our customers and regulators.

Total operating expenses for the year were $47 million, a 1.8% decrease from $47.9 million in 2008. The decrease was the result of stringent cost-containment initiatives, an employee focus on capital projects (including addressing infrastructure needs and the implementation of an Enterprise Resource Planning information system), and a lower effective tax rate associated with state tax credits for continued infrastructure investment.

Paths to Growth

Connecticut Water's main strategy for earnings growth is to invest capital in infrastructure to better serve its customers – and then seek reasonable and regular recovery of that investment through rate changes. In 2009, we utilized a new regulatory mechanism that provides for immediate recovery, through a surcharge, of capital investments made to replace aged water distribution system pipes and other conservation-related investments.

The Water Infrastructure and Conservation Act (WICA) was signed into law by Connecticut Governor M. Jodi Rell in 2007. The program allows for semi-annual rate adjustments for eligible infrastructure projects, typically pipeline replacements, approved by the Connecticut Department of Public Utility Control (DPUC). The WICA program benefits customers by accelerating the improvement of water quality and service reliability. Infrastructure improvements also foster conservation by reducing water main breaks. Shareholders benefit from the program

Financial Highlights

Years Ended December 31,	2009	2008	% Change
Financials (In thousands)			
Operating Revenues	$ 59,391	$ 61,270	–3.1%
Non-Water Sales Earnings, net of taxes	$ 929	$ 790	17.6%
Net Income Applicable to Common Stock	$ 10,171	$ 9,386	8.4%
Common Stock (Per Share Data)			
Basic Earnings Per Average Share	$ 1.20	$ 1.12	7.1%
Stock Price (End of Year)	$ 24.77	$ 23.61	4.9%
Dividends Declared	$ 0.90	$ 0.88	2.3%
Book Value Per Share (End of Year)	$ 12.66	$ 12.23	3.5%
Operations			
Number of Customers (End of Year)	88,534	87,361	1.3%
Number of Employees (End of Year)	225	226	–0.4%

because they are able to realize a return on those investments sooner.

The availability of the WICA program has made it possible for Connecticut Water to materially increase its capital spending in this area. Connecticut Water has over 1,500 miles of pipe that must be systematically replaced over time. We replaced 14 miles of pipe under the WICA program in 2009. An added benefit is that we created nearly 160 new construction and support jobs as a result of such spending, according to the state's Department of Community and Economic Development.

The semi-annual recovery of investments under WICA creates a consistent revenue stream for the Company. During 2009, the DPUC gave approval to Connecticut Water to recover $1.3 million of investment spending, and we began recouping that investment through surcharges on customer bills.

Acquisitions

The second component of our growth strategy is the acquisition of water and wastewater systems. On January 21, 2009, we completed the acquisition of the Ellington Acres Company (EAC). EAC was a regulated water utility company serving 750 customers, or 2,300 people, in the towns of Ellington and Somers, Connecticut. With the acquisition of EAC, Connecticut Water serves more than 36,000 customers in northern Connecticut.

We purchased the system for $1.5 million and immediately integrated it into our larger, adjacent water distribution network. EAC's pipes were located between two of our systems and by using EAC's existing pipe network we were able to avoid a $2.2 million expenditure to install new pipe required to interconnect our systems. In addition to saving money, the interconnection helped Connecticut Water to improve service and reliability for customers in the area. Equally important, EAC customers avoided major capital investments they would have had to make to build a new water treatment plant and storage tank had their system remained separate.

EAC is an excellent example of the growth opportunities that exist in the water utility industry. By tying the EAC system into our existing system, we grew our customer base by about 1%, saved over $2 million in capital expenditures, and added $261,000 in annual revenues in 2009—all without materially changing our operating expenses.

In August 2009, the Company acquired the Legend Hill Condominium Association water system in Madison, Connecticut. Serving 90 units, the Legend Hill system represented a solid acquisition in its own right. But the real story is how the employees of Connecticut Water resolved a long-standing water quality problem for Legend Hill and two adjacent public schools. The drinking water of the schools and the condominiums had been found to contain naturally occurring uranium in amounts that exceeded federal standards. Immediately after acquiring Legend Hill, we installed a new state-of-the-art treatment system and connected the system to the schools. We then eliminated the contaminated source of supply used by the schools and had the system operational by the start of the new school year. I am extremely proud of the ingenuity and great effort exhibited by the people of Connecticut Water. They continue to make a difference in the lives of our customers!

With more than 500 separate public water supply systems in Connecticut, abundant opportunities remain for us to expand our business through acquisitions. We are well positioned to make these acquisitions and integrate them quickly. We have the core support services – such as customer service, water quality, engineering, and accounting – already in place for our current customers. This provides the scale and capabilities we need to continue successfully growing through acquisitions.

Since 2006, we have acquired seven utilities serving over 4,000 customers. Through acquisitions and organic growth, we have expanded our customer base by 8.5% since 2006. We are now serving nearly 90,000 customers, or about 300,000 people, in 55 towns across seven of Connecticut's eight counties.

Services and Rentals

We continue to focus on developing earnings streams from ventures that are related to our core business, involve low risk, and require little or no capital investment. These businesses form the Services and Rentals segment. We believe they make a good strategic fit with our core business and build our brand. Last year, the segment generated $4.7 million in revenue. It contributed net earnings of $929,000, or $0.11 per basic common share, $0.02 more than in 2008.

Our Linebacker® service line protection offering and our contract operating services constitute the bulk of the segment. The Linebacker® program—which covers the cost of repairing



Eric W. Thornburg
Chairman, President, & CEO

Water

touches everything we care about and is

essential to the health and welfare of our families

leaking or broken water service lines—has been a great success since its launch in 2000. We now provide this valued service to over 22,000 customers. And based on its success and the trust we have built over time with customers, we have launched an additional offering in this area – in-home plumbing and wastewater service line protection. Modeled after our water line protection program and piloted through a joint venture that ended in 2009, it extends the Linebacker® brand into new areas for homeowners. Initiated in December of 2009, it has already grown to serve over 1,200 customers. I believe this will become a highly successful initiative and allow us to serve our customers in a new and exciting way.

Our contract services business continues to be quite successful as well. Pre-tax income for this business grew by over 22% in 2009. We now have 75 contracts in place with owners of public water and wastewater systems, primarily in Connecticut. Our typical business model is to provide operations and maintenance support services for these utilities. But we also provide water quality compliance monitoring, leak detection, and instrumentation and control maintenance and installation, among other services.

One of our contracts is with the University of Connecticut to operate the water supply and distribution system of its Storrs campus. We are very pleased with this partnership. The University extended our contract in 2009 based on the quality of our services and the successes achieved to date. The partnership gives our brand a high-profile presence in an area of the state that offers us an important growth opportunity. The Storrs campus system serves a population of 25,000 and delivers 1.5 million gallons a day.

Other 2009 Highlights

Water touches everything we care about!

It is essential to the health and welfare of our families. It provides for the safety of our people and property through reliable and well-engineered fire protection systems. It also makes communities and economic development possible. What community can grow and prosper without a robust water (and wastewater) system? And of course, it provides recreation opportunities and an improved quality of life through its natural beauty. Water indeed touches everything we care about!

That is why we take pride and find satisfaction in providing this essential service. Our customers and communities count on us every day.

Connecticut Water was recognized last year by the Partnership for Safe Water for meeting its requirements for a Directors Award for 10 consecutive years. This was an honor achieved by only 16 water utilities across the country. The Partnership for Safe Water is a national volunteer initiative developed by the U.S. Environmental Protection Agency and organizations representing water suppliers.

In 2009, our employees earned the Connecticut Construction Industry Association's Annual Safety Recognition award for a sixth consecutive year.

We also remain committed to the core value of service. Our commitment to service is evidenced by the satisfaction levels of our customers. We achieved a Customer Satisfaction Index of 89% in 2009 – which is world-class performance. The index is based on a survey conducted for us three times a year by the Center for Research, an independent research firm.

Our people provide excellent service to our customers in a courteous and professional manner. It is my colleagues at Connecticut Water who are responsible for the success the Company has achieved.

Our commitment to our shareholders is to be a good steward of their investment. For us, that means adhering to a principle of conservative financial management and delivering consistent financial performance, high earnings quality, a strong balance sheet, and a strong dividend yield.

Our 2009 closing stock price was $24.77, which was $1.16, or 4.9%, higher than our 2008 closing price. Connecticut Water was the only investor-owned, publicly traded water utility in the United States to see its year-end closing stock price move higher in 2007, 2008, and 2009. In the three years between the opening of the markets in 2007 and the close of the markets in 2009, our stock price rose $2.16, or 9.6%.

Last year was the 40th consecutive year in which we raised our annual dividend payment (to $0.90 per share from $0.88). Since our founding in 1956, we have paid a dividend every quarter without reduction or interruption. Our dividend yield was ranked No. 5 among the 11 publicly traded water utilities.

We again received recognition by others for our financial performance.

In January 2009, our stock was added to the Dividend Achievers' U.S. Broad, NASDAQ, and Select Indexes. This recognition was based on our having increased our regular dividend for at least 10 consecutive years and having met specific liquidity screening criteria – typically strong cash reserves, sound balance sheets, and consistent earnings growth.

Standard & Poor's Ratings Service reaffirmed its 'A' corporate credit rating for Connecticut Water Service, Inc. and The Connecticut Water Company. The excellent credit rating is based on S&P's expectation of adequate and timely rate relief and maintenance of the Company's strong financial profile.

The August 2009 edition of Fortune Small Business (FSB) magazine ranked Connecticut Water No. 64 on its list of the 100 fastest-growing small public companies. FSB ranks companies based on three-year revenue growth and total return to shareholders.

Connecticut Water was one of 52 public companies recognized for diversity achievements by The Boston Club for having three or more women on its Board of Directors.

I would like to thank our Board of Directors for their support and encouragement in 2009. On behalf of our Lead Director, Don Wilbur, the rest of the Board, and my colleagues at Connecticut Water, I want to thank our shareholders for their interest and confidence in our company.

We are looking forward to another successful year.



Eric W. Thornburg
Chairman, President & CEO



Basic Earnings per Share from Continuing Operations
0.00
$ 0.24
$ 0.48
2005
2006
2007
2008
2009



Income from Water Activities
In thousands
0
$ 1,800
$ 3,600
2005
2006
2007
2008
2009



Income from Services and Rentals
In thousands
0
$ 200
$ 400
2005
2006
2007
2008
2009



Company-Funded Capital Expenditures
In thousands
0
$ 4,000
$ 8,000
$ 12,000
2005
2006
2007
2008
2009



CTWS Total Return to Shareholders
(Based on market price of CTWS Common Stock and assuming reinvestment of dividends.)
0
2%
4%
2007
2008
2009


$ 0.72
$ 0.96
$ 1.20


$ 5,400
$ 7,200
$ 9,000


$ 600
$ 800
$ 1,000


16,000
$ 20,000
$ 24,000
$ 28,000


6%
8%
10%

Connecticut Water and Subsidiaries at a Glance *(as of March 1, 2010)*

Connecticut Water Service, Inc. has two principal subsidiaries.

The Connecticut Water Company,
which is regulated by the Connecticut Department of Public Utility Control (DPUC), supplies water to nearly 90,000 customers, or approximately 300,000 people, for residential, commercial, industrial, and municipal purposes in 55 Connecticut towns.

Net Utility Plant: $325,202,002
(as of December 31, 2009)

Sources: 18 reservoirs and more than 200 wells

Service Area: Connecticut Water's service area is predominately suburban and rural. Approximately 90% of the Company's customers are classified as residential, and about 7% are classified as commercial or industrial.

New England Water Utility Services, Inc. (NEWUS),
which is not regulated by the DPUC, provides a wide variety of water- and wastewater-related services to residential, commercial, industrial, and municipal clients throughout Connecticut, Massachusetts, and Rhode Island.

Services provided by NEWUS include:

> Contract operation of water and wastewater systems for other utilities, businesses, municipalities, and the University of Connecticut's Storrs campus.

> Linebacker®, the Company's service line protection program.

> Emergency water delivery to hospitals, businesses, and private well owners via tanker truck.

Officers, Directors, and Committees

Officers

Eric W. Thornburg	Chairman, President, and Chief Executive Officer
David C. Benoit	Vice President, Finance and Chief Financial Officer and Treasurer
Kristen A. Johnson	Vice President, Human Resources
Thomas R. Marston	Vice President, Business Development
Terrance P. O'Neill	Vice President, Service Delivery
Maureen P. Westbrook	Vice President, Customer and Regulatory Affairs
Peter J. Bancroft	Assistant Treasurer and Director, Rates – Forecasting
Daniel J. Meaney	Corporate Secretary
Nicholas A. Rinaldi	Controller

Directors and Committees

Age in 2010 in parentheses, followed by committee memberships

Mary Ann Hanley (53) 3	An attorney; Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)
Heather Hunt (44) 2, 3	An attorney; Executive Director of the New England States' Committee on Electricity
Mark G. Kachur (66) 2, 3, 4	Retired; former Chairman, President, and Chief Executive Officer of CUNO, Inc. (filter manufacturer)
David A. Lentini (63) 1,2,4	Chairman, President, and Chief Executive Officer of The Connecticut Bank and Trust Company
Arthur C. Reeds (66) 1, 4	Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America
Lisa Thibdaue (57) 1	Vice President, Rates, Regulatory Affairs, and Compliance, Northeast Utilities
Eric W. Thornburg (50)	Chairman of the Board, President, and Chief Executive Officer of the Company
Carol P. Wallace (55) 1, 2	President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)
Donald B. Wilbur (68) 2, 3, 4	Lead Director, Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)

Audit Committee appoints, compensates, and oversees the work of the independent auditors of the Company and The Connecticut Water Company and monitors the Company's financial reporting process and internal control system.

Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.

Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendations to the Board; and reviews the overall effectiveness of the Board.

4 Corporate Finance and Investment Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; makes recommendations to and advises the Board on financial policy and issuance of securities; assists in the evaluation of proposed mergers and acquisition transactions.

Selected Financial Data

Years Ended December 31, (Thousands of dollars except per share amounts and where otherwise indicated)	2009	2008	
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	$ 59,391	$ 61,270	$ 5
Operating Expenses	$ 47,003	$ 47,874	$ 4
Other Utility Income, Net of Taxes	$ 704	$ 579	
Total Utility Operating Income	$ 13,092	$ 13,975	$1
Interest and Debt Expense	$ 4,744	$ 5,198	$
Net Income	$ 10,209	$ 9,424	$
Cash Common Stock Dividends Paid	$ 7,671	$ 7,373	$
Dividend Payout Ratio from Continuing Operations	75%	78%	
Weighted Average Common Shares Outstanding	8,447,950	8,377,428	8,27
Basic Earnings Per Common Share from Continuing Operations	$ 1.20	$ 1.12	$
Number of Shares Outstanding at Year-End	8,573,744	8,463,269	8,37
ROE on Year-End Common Equity	9.4%	9.1%	
Declared Common Dividends Per Share	$ 0.900	$ 0.880	$
Consolidated Balance Sheet			
Common Stockholders' Equity	$ 108,569	$ 103,476	$ 10
Long-Term Debt (Consolidated, Excluding Current Maturities)	$ 111,955	$ 92,227	$ 9
Preferred Stock	$ 772	$ 772	
Total Capitalization	$ 221,296	$ 196,475	$ 19
Stockholders' Equity (Includes Preferred Stock)	49%	53%	
Long-Term Debt	51%	47%	
Net Utility Plant	$ 325,202	$ 299,233	$ 27
Total Assets	$ 415,276	$ 372,431	$ 36
Book Value—Per Common Share	$ 12.66	$ 12.23	$
Operating Revenues by Revenue Class			
Residential	$ 36,471	$ 37,963	$ 3
Commercial	$ 6,729	$ 7,150	$
Industrial	$ 1,459	$ 1,822	$
Public Authority	$ 1,926	$ 2,027	$
Fire Protection	$ 10,958	$ 10,606	$
Other (Including Non-Metered Accounts)	$ 1,848	$ 1,702	
Total Operating Revenues	$ 59,391	$ 61,270	$ 5

	2009	2008	
Number of Customers (Average)	88,390	87,028	8
Billed Consumption (Millions of Gallons)	6,472	6,895	
Number of Employees	225	226	

2006	2005	2004	2003	2002	2001	2000
6,945	$ 47,453	$ 46,008	$ 44,598	$ 43,278	$ 42,885	$ 41,512
9,962	$ 37,486	$ 35,487	$ 33,380	$ 31,917	$ 31,651	$ 30,263
$ 542	$ 571	$ 520	$ 465	$ 316	$ 276	$ 261
7,525	$ 10,538	$ 11,041	$ 11,683	$ 11,677	$ 11,510	$ 11,510
4,461	$ 3,583	$ 3,451	$ 4,369	$ 4,241	$ 4,290	$ 4,402
6,708	$ 7,166	$ 9,163	$ 8,890	$ 8,318	$ 8,637	$ 7,925
7,014	$ 6,773	$ 6,641	$ 6,529	$ 6,277	$ 6,105	$ 5,890
105%	95%	72%	73%	75%	71%	74%
7,801	8,094,346	7,999,318	7,956,426	7,717,608	7,619,031	7,604,546
$ 0.81	$ 0.89	$ 1.15	$ 1.12	$ 1.08	$ 1.13	$ 1.04
0,394	8,169,627	8,035,199	7,967,379	7,939,713	7,649,362	7,604,594
7.0%	7.6%	10.4%	10.7%	10.4%	12.2%	11.8%
0.855	$ 0.845	$ 0.835	$ 0.825	$ 0.814	$ 0.804	$ 0.795
5,938	$ 94,076	$ 87,865	$ 83,315	$ 79,975	$ 70,783	$ 67,110
7,347	$ 77,404	$ 66,399	$ 64,754	$ 64,734	$ 63,953	$ 66,283
$ 772	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847
4,057	$ 172,327	$ 155,111	$ 148,916	$ 145,556	$ 135,583	$ 134,357
56%	55%	57%	57%	56%	53%	51%
44%	45%	43%	43%	44%	47%	49%
3,187	$ 247,703	$ 241,776	$ 235,098	$ 229,097	$ 202,330	$ 193,169
8,140	$ 306,035	$ 290,940	$ 281,345	$ 264,799	$ 231,714	$ 222,546
11.60	$ 11.52	$ 10.94	$ 10.46	$ 10.07	$ 9.25	$ 8.82
9,067	$ 29,980	$ 28,974	$ 27,831	$ 27,310	$ 27,318	$ 26,056
5,652	$ 5,619	$ 5,479	$ 5,327	$ 5,141	$ 5,024	$ 4,920
1,589	$ 1,538	$ 1,635	$ 1,616	$ 1,709	$ 1,687	$ 1,905
1,507	$ 1,625	$ 1,430	$ 1,302	$ 1,245	$ 1,272	$ 1,294
8,708	$ 8,267	$ 8,087	$ 8,026	$ 7,355	$ 7,110	$ 6,884
$ 422	$ 424	$ 403	$ 496	$ 518	$ 474	$ 453
6,945	$ 47,453	$ 46,008	$ 44,598	$ 43,278	$ 42,885	$ 41,512

2,552	81,211	87,259	86,145	82,119	78,156	70,067
6,918	7,276	7,801	7,640	7,418	7,259	6,082
200	191	193	195	191	181	184

Shareholder/Investor Information

Shareholder & Investor Contact

Daniel J. Meaney
Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3016
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: dmeaney@ctwater.com

Annual Meeting

Friday, May 14, 2010
Mystic Marriott
625 North Road (Route 117)
Groton, Connecticut

Independent Public Accountants

PricewaterhouseCoopers LLP
Stamford, Connecticut 06904

Transfer Agent and Internet Access for Registered Shareholder Accounts

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Tel: 1-800-368-5948
Fax: 1-908-497-2318
(from 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
Email: info@rtco.com

Number of Registered Shareholders

Accounts as of March 1, 2010: 3,900

Legal Counsel

Murtha Cullina LLP
Hartford, Connecticut 06103

Stock Trading, Dividends, Preferred Stock

- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/15/10, 6/15/10, 9/15/10, and 12/15/10.
- Cumulative Preferred A is not publicly traded. The current quarterly dividend is $0.20 per share.
- Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $0.225 per share.

Dividend Tax Status

- The Company estimates that all common stock dividends paid in 2009 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan

- $25 minimum/$1,000 maximum optional monthly reinvestment.
- Automatic cash reinvestment withdrawals from your bank account.
- Optional cash reinvestments are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer Company and received by R&TC 5 business days before the 15th.) Plan Prospectus available at www.rtco.com or ctwater.com.
- Flat fee to sell shares (no per share fee).
- Purchase additional shares with no commissions or fees.



Environment

Connecticut Water, as a conservator of the environment, is committed to managing natural resources in a manner that promotes water conservation, source protection, and preservation of open space while meeting our customers' needs for a reliable supply of high-quality drinking water that meets all state and federal drinking water standards.


ConnecticutWater

Website: www.ctwater.com

CONNECTICUT WATER

2009 ANNUAL REPORT